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                                                                    Exhibit 14.1

                                (EDENTIFY LOGO)

                                 CODE OF CONDUCT
          FOR THE BOARD OF DIRECTORS, PRINCIPAL OFFICERS AND EMPLOYEES
                                OF EDENTIFY, INC.

INTRODUCTION

This Code of Conduct sets forth the general expectations of Edentify, Inc. and ("Edentify" ) and its subsidiaries (collectively, the "Company") for its Board of Directors, Principal Officers and Employees ("Covered Persons') and describes standards of ethical behavior that each Covered Person is expected to uphold. It does not address every situation that may be encountered, and is not a substitute for a Covered Person's exercise of good judgment and common sense. A Covered Person who has a question about a particular circumstance that may implicate a provision of this Code should address the question with the Chairperson of the Board of Covered Persons or the Chairperson of the Audit Committee, if existing, who may consult with inside or outside legal counsel for the Company as appropriate.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Covered Persons shall comply with all applicable laws, regulations and rules, and with the Edentify Insider Trading Policies, in existence from time to time.

CONFLICTS OF INTEREST

Covered Persons must avoid conflicts of interest with the Company. A conflict of interest occurs when:

     - a Covered Person's private interests interfere in any way, or can reasonably be expected to interfere in any way, with the interests of the Company;

     - a Covered Person or a member of his or her immediate family (1) receives an improper personal benefit as a result of the Covered Person's position as a Director, Principal Officer or Employee of the Company; or

     - a Covered Person has other duties, responsibilities or obligations that run counter to his or her duty to the Company.

A Covered Person must immediately disclose to the Chairperson of the Board of

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Covered Persons or the Chairperson of the Audit Committee, if existing, any situation that involves, or may reasonably be expected to involve, a conflict of interest. While this Code of Conduct does not attempt to describe all possible conflicts of interest that could arise, the following are some of the conflicts of interest that Covered Persons must avoid:

     - Receiving loans or guarantees of obligations as a result of one's position as a Covered Person;

     - Engaging in conduct or activity that improperly interferes with the Company's existing or prospective business relationships with a third party;

     - Accepting bribes, kickbacks or any other improper payments for services relating to the conduct of the business of the Company; and

     - Accepting, or having a member of a Covered Person's immediate family accept, a gift from persons or entities that deal with the Company, in cases where the gift, considered in light of the totality of the circumstances, would reasonably be expected to influence the Covered Person's actions in respect of his respective duties to the Company.

BUSINESS RELATIONSHIPS WITH COVERED PERSONS

Any direct or indirect monetary arrangement for goods and services between a Covered Person or a member of the Covered Person's immediate family and the Company or another Covered Person must be approved by the Board of Directors. Such approval shall not be required where:

     I. The interest of the Covered Person or family member is solely due to such person's status as a Covered Person or the collective ownership by the Covered Person and his or her family members of less than a 10% equity interest in the entity with which the Company has concluded such an arrangement;

     II. The value of the payments made to or by the Company constitute less than $200,000 or 5% of the annual gross revenues of the entity involved in the arrangement, whichever is greater; and

     III. Neither the Covered Person nor a member of his or her immediate family is personally involved in (a) the negotiation or execution of the arrangement; (b) the performance of services or provision of goods pursuant to the arrangement; or (c) the monetary aspects of the arrangement.

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USE OF CORPORATE INFORMATION, OPPORTUNITIES AND ASSETS

Covered Persons may not compete with the Company or use opportunities that are discovered through the use of Company information or their position with the Company for their own personal benefit or for the benefit of persons or entities outside the Company. Covered Persons may not waste or improperly use any Company asset, including but not limited to:

     I. investment opportunities that come to such Covered Person's attention directly and exclusively in such Covered Person's capacity as director, officer or employee of the Company;

     II. control investments in companies in the identify fraud detection and prevention industries; and

     III. investment opportunities in companies or assets with a significant role in the Company's business, including, without limitation, investment in real estate currently leased by the Company or its suppliers of which the Company is a substantial customer representing over 10% of such companies' revenues (collectively "Significant Suppliers").

CONFIDENTIALITY

A Covered Person may never use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company. Covered Persons shall not disclose Confidential Information outside the Company either during or after their service as a Covered Person of the Company, except with the express or implied consent of the Board of Directors or as required by law.

"Confidential Information" means all non-public information entrusted to or obtained by a Covered Person by reason of his or her position as a Covered Person of the Company. It includes, but is not limited to, non-public information that might be useful to competitors or harmful to the Company or its customers if disclosed, such as:

     - Non-public information about the Company's financial condition, prospects or plans, its marketing and sales programs and research and development information, as well as information relating to mergers and acquisitions, stock repurchases and divestitures;

     - Non-public information concerning possible transactions with other companies or information about the Company's customers, suppliers or joint venture partners that the Company is under an obligation to maintain as confidential; and

     -    Non-public information about discussions and deliberations relating to

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          business issues and decisions between and among employees, officers and directors of the Company.

REPORTING OF VIOLATIONS

Covered Persons should communicate any suspected violations of this Code promptly to the Chairperson of the Board of Directors or the Chairperson of the Audit Committee, if existing. Suspected violations shall be investigated by or at the direction of the Board of Directors or the Chairperson of the Audit Committee, if existing, and appropriate action shall be taken in the event that a violation is confirmed.

WAIVER

Waivers of a provision of this Code can only be made by the Board of Directors, and shall be granted only in very exceptional circumstances. The Company shall disclose any such waiver, and the reasons for it, in accordance with legal and regulatory requirements. A Covered Person who becomes aware of a circumstance that may require a waiver shall promptly bring the circumstance to the attention of the Chairperson of the Board of Directors or the Chairperson of the Audit Committee, if existing.

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(1)  NASDAQ Rule 4200(A) defines "immediate family member" to mean a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, including in-laws, or anyone residing in such person's home.